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[METLIFE LETTERHEAD]

MetLife Investors USA Insurance Company
501 Boylston Street
Boston, MA 02116

VIA EDGAR TRANSMISSION
----------------------

June 27, 2008

Mr. Michael Kosoff
Division of Investment Management
Office of Insurance Products
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0506

RE: PRE-EFFECTIVE AMENDMENT NO. 1 TO REGISTRATION STATEMENTS ON FORM N-4 FOR METLIFE INVESTORS USA INSURANCE COMPANY, METLIFE INVESTORS USA SEPARATE ACCOUNT A, FIRST METLIFE INVESTORS INSURANCE COMPANY, AND FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE (FILE NOS. 333-148869, 333-148873, 333-148872,
333-148876, 333-148870, AND 333-148874)

Dear Mr. Kosoff:

On behalf of MetLife Investors USA Insurance Company and First MetLife Investors Insurance Company (collectively, the "Companies") and MetLife Investors USA Separate Account A and First MetLife Investors Variable Annuity Account One (collectively, the "Separate Accounts"), the Companies acknowledge, with respect to the above-referenced filing, that:

     . should the Commission or the Staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filings;

     . the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Companies, on behalf of the Separate Accounts, from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

     . the Companies, on behalf of the Separate Accounts, may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                      * * *

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Michael Kosoff, Esq.
June 27, 2008
Page 2

If you have any questions or further comments, please call the undersigned at
(617) 578-2857 or Tom Conner at (202) 383-0590.

Sincerely,


/s/ Richard C. Pearson
-----------------------------------------
Richard C. Pearson
Vice President, Associate General Counsel
and Secretary

cc:   W. Thomas Conner, Esq.
      John E. Connolly Jr., Esq.
      Paula J. Minella, Esq.